O’Neill Law Group PLLC		435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Christian I. Cu**	Telephone: (360) 332-3300
Facsimile: (360) 332-2291
E-mail: son@stockslaw.com

File #4384
March 29, 2005
VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0409
Washington, D.C. 20549

Attention: David H. Roberts, Staff Attorney

Dear Sirs:

RE:	RANCHO SANTA MONICA DEVELOPMENTS INC. (the “Company”)
	-	Registration Statement on Form SB-2 Originally Filed January 28, 2005
	-	SEC File Number 333-122375

We write on behalf of Rancho Santa Monica Developments Inc. (the “Company”) in response to your comment letter dated February 25, 2005 regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, an amended Registration Statement on Form SB-2/A (as revised, the "Amended Form SB-2"). We enclose with this letter a copy of the Amended Form SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended Form SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form SB-2.

GENERAL COMMENTS

1.
WE NOTE YOUR USE OF THE TERM “COMPANY” THROUGHOUT THE PROSPECTUS. SINCE THIS TERM IS VAGUE AND ABSTRACT, PLEASE REVISE TO USE YOUR ACTUAL COMPANY NAME OR A SHORTENED VERSION OF IT THROUGHOUT YOUR DOCUMENT.

In response to this comment, the Company has revised the disclosure in the Amended Form SB-2 as requested.

2.	PLEASE SUPPLEMENTALLY PROVIDE US WITH COPIES OF ANY GRAPHICS, MAPS, PHOTOGRAPHS, AND RELATED CAPTIONS OR OTHER ARTWORK INCLUDING LOGOS THAT YOU INTEND TO USE IN THE PROSPECTUS.

In response to this comment, we attach supplementally a copy of all graphics, maps and other artwork used in the Amended Form SB-2 to our paper filing of the Amended Form SB-2.

SUMMARY, PAGE 4

3.
WE REFER TO THE INTRODUCTORY PARAGRAPH ON PAGE 4 WHERE YOU STATE THAT THE SUMMARY IS NOT COMPLETE. WHILE WE UNDERSTAND THAT A SUMMARY BY ITS OWN NATURE IS NOT A COMPLETE DISCUSSION OF ALL THE FACTORS AFFECTING AN INVESTMENT IN YOUR COMPANY’S COMMON STOCK, YOUR CURRENT DISCLOSURE IMPLIES THAT YOUR DISCLOSURE UNDER THIS HEADING REPRESENTS AN INCOMPLETE SUMMARY.

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars **Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Mr. David H. Roberts, Staff Attorney

PLEASE REVISE TO REMOVE THIS QUALIFICATION OR TO ENSURE THAT THE SECTION SUMMARIZES THE MATERIAL ELEMENTS OF THE OFFERING.

In response to this comment, the Company has removed the qualification in the summary as requested.

4.	PLEASE BALANCE YOUR DISCLOSURE HERE BY PROMINENTLY DISCLOSING AT THE BEGINNING OF THIS SECTION THAT YOUR AUDITORS HAVE RAISED A CONCERN AS TO YOUR ABILITY TO CONTINUE AS A GOING CONCERN.

In response to this comment, the Company has revised the introductory paragraph in the summary on page 4 of the Amended Form SB-2, as requested.

RISK FACTORS, PAGE 6

GENERAL

5.
PLEASE INCLUDE A RISK FACTOR ADDRESSING THAT SUBSTANTIALLY ALL OF YOUR REVENUES WILL BE GENERATED FROM MANAGEMENT AND OTHER FEES RELATED TO APARTMENT UNITS OWNED BY A THIRD PARTY. ALSO, PLEASE DISCUSS THE FACT THAT THE APARTMENT UNITS HAVE YET TO BE COMPLETED.

In response to this comment, the Company has included the requested risk factor in the Amended Form SB-2. Please see the risk factor headed “We are vulnerable to concentration risks...” on page 9 of the Amended Form SB-2.

6.	PLEASE INCLUDE A RISK FACTOR DISCUSSING THE RISK OF CONTROL BY YOUR LARGEST STOCKHOLDER, GRAHAM ALEXANDER.

In response to this comment, the Company has included the requested risk factor in the Amended Form SB-2. Please see the risk factor headed “Because our President, Mr. Graham Alexander, owns 53% of our outstanding common stock...” on page 9 of the Amended Form SB-2.

7.	PLEASE INCLUDE A RISK FACTOR THAT ADDRESSES THE FACT THAT YOU DO NOT YET HAVE LEGAL TITLE TO THE MEXICO PROPERTY.

In response to this comment, the Company has included the requested risk factor in the Amended Form SB-2. Please see the risk factor headed “We do not own legal title to our Solidaridad Property...” on page 7 of the Amended Form SB-2.

8.	PLEASE INCLUDE A RISK FACTOR THAT ADDRESSES YOUR LACK OF COMPREHENSIVE LIABILITY INSURANCE WITH RESPECT TO YOUR BUSINESS OPERATIONS.

In response to this comment, the Company has included the requested risk factor in the Amended Form SB-2. Please see the risk factor headed “We do not carry comprehensive liability insurance...” on page 9 of the Amended Form SB-2.

9.
PLEASE ADD A RISK FACTOR THAT ADDRESSES THE FEATURES OF THE ARTICLES OF INCORPORATION THAT MAY DETER OR PREVENT A CHANGE IN CONTROL, INCLUDING, FOR EXAMPLE, THE ABILITY OF THE BOARD OF DIRECTORS TO ISSUE “BLANK-CHECK” PREFERRED STOCK.

In response to this comment, the Company has included the requested risk factor in the Amended Form SB-2. Please see the risk factor headed “Our ability to issue “blank check” preferred stock may prevent a change of control...” on page 9 of the Amended Form SB-2.

10.	PLEASE ADD A RISK FACTOR DISCUSSING THE POTENTIAL DILUTIVE EFFECTS OF YOUR EQUITY COMPENSATION PLAN, SALES OF RESTRICTED SHARES AND YOUR ANTICIPATED CONTINUED RELIANCE ON EQUITY SALES TO FUND

O’Neill Law Group PLLC	3
United States Securities and Exchange Commission
Attention: Mr. David H. Roberts, Staff Attorney

YOUR OPERATIONS. THE RESTRICTED SHARES DISCLOSURE SHOULD INCLUDE A DISCUSSION ON WHEN THE RESTRICTED SHARES WILL BEGIN TO BECOME AVAILABLE FOR SALE.

In response to this comment, the Company has included the requested risk factor in the Amended Form SB-2. Please see the risk factor headed “Our adoption of stock based benefit plans and future equity financings may dilute your ownership interests...” on page 11 of the Amended Form SB-2.

WE HAVE YET TO ATTAIN PROFITABLE OPERATIONS AND BECAUSE WE WILL NEED ADDITIONAL FINANCING TO FUND THE DEVELOPMENT OF OUR PROPERTY, OUR ACCOUNTANTS BELIEVE THERE IS SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN, PAGE 6

11.
PLEASE CLARIFY WHETHER YOU ANTICIPATE NEEDING ADDITIONAL FINANCING TO COMPLETE THE DEVELOPMENT OF YOUR PROPERTY. YOUR DISCLOSURE IN MD&A, FOR EXAMPLE, STATES THAT YOU WILL REQUIRE ADDITIONAL FINANCING TO FUND YOUR ANTICIPATED EXPENDITURES ONLY IF YOU DO NOT GENERATE REVENUES FROM THE MEXICO PROPERTY. HOWEVER, WE NOTE THAT REVENUES WILL NOT BE GENERATED FROM THE PROPERTY UNTIL THE DEVELOPMENT IS COMPLETED. THEREFORE, IF YOU REQUIRE FINANCING TO COMPLETE THE DEVELOPMENT OF THE PROPERTY, PLEASE CLEARLY DISCLOSE THAT HERE AND IN MD&A, QUANTIFYING SUCH AMOUNT. SPECIFICALLY, PLEASE ALSO QUANTIFY THE “SIGNIFICANT CAPITAL EXPENDITURES” REFERRED TO IN THE SECOND PARAGRAPH THAT WILL NEED TO BE PAID PRIOR TO YOU BEING ABLE TO GENERATE REVENUES.

In response to this comment, as disclosed in the Amended Form SB-2 the Company currently has cash of $41,154 and has estimated expenses of $15,000 to complete development of the property. Given the Company’s current cash position, it does not anticipate requiring additional financing to complete the property development. The Company has deleted the term “significant” in reference to capital expenditures as the term is misleading.

ENVIRONMENTAL AND OTHER REGULATIONS MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS, PAGE 7

12.

ON PAGE 20, YOU STATE THAT THE VENDOR IS STILL WAITING TO RECEIVE A PERMIT FROM PROFEPA REGARDING THE CONSTRUCTION OF THE CABANAS AND RECEPTION AREA ON THE MEXICO PROPERTY. YOU ALSO NOTE ON PAGE 20, THAT ONCE THE PERMIT IS APPROVED YOU NEED TO OBTAIN A LOCAL PERMIT FROM THE MUNICIPALITY OF SOLIDARIDAD FOR YOUR PROPOSED BUSINESS OPERATIONS ON THE MEXICO PROPERTY. PLEASE REVISE THIS RISK FACTOR TO INCLUDE THE RISKS INVOLVED IN YOUR FAILING TO OBTAIN THE REQUIRED PERMITS.

YOU ALSO STATE ON PAGE 20, THAT THE “VENDOR COMPLETED 80% OF THE CONSTRUCTION OF THE CABANAS, RECEPTION AREA, SEWER SYSTEM AND WATER FACILITIES.” SUPPLEMENTALLY PLEASE EXPLAIN HOW CONSTRUCTION OF THE CABANAS AND RECEPTION AREAS WAS UNDERTAKEN GIVEN THAT THE APPROPRIATE PERMITS HAVE YET TO BE OBTAINED.

In response to this comment, please see the revised risk factor headed “Environmental and other regulations ...” on page 7 of the Amended Form SB-2. The Company understands that the vendor applied for all required permits in conjunction with the construction of the cabanas, reception area and water facilities, and that it is customary within the local area to commence construction prior to receiving all required permits to avoid delays to the project.

WE ARE HIGHLY DEPENDENT ON OUR SENIOR MANAGEMENT, PAGE 7

13.
WE NOTE THE GENERIC NATURE OF THIS RISK FACTOR. SINCE ALL COMPANIES RELY ON THEIR KEY PERSONNEL, CLEARLY EXPLAIN HOW THE LOSS OF MR. ALEXANDER OR OTHER KEY EXECUTIVES WOULD AFFECT YOUR COMPANY. FOR EXAMPLE, PLEASE ELABORATE ON THE RISK POSED BY LOSING THEIR KNOWLEDGE AND BUSINESS CONTACTS.

O’Neill Law Group PLLC	4
United States Securities and Exchange Commission
Attention: Mr. David H. Roberts, Staff Attorney

In response to this comment, please see the revised risk factor headed “We are highly dependent on our senior management...” on page 8 of the Amended Form SB-2.

SELLING STOCKHOLDERS, PAGE 10

14.
PLEASE NOTE THAT IT IS OUR POSITION THAT ANY SELLING STOCKHOLDER WHO IS A BROKER-DEALER MUST BE IDENTIFIED AS AN UNDERWRITER IN THE PROSPECTUS UNLESS ALL OF THE SECURITIES BEING REGISTERED ON BEHALF OF THAT BROKER-DEALER WERE RECEIVED AS COMPENSATION FOR UNDERWRITING ACTIVITIES. PLEASE SUPPLEMENTALLY CONFIRM TO US, IF TRUE, THAT NONE OF THE SELLING STOCKHOLDERS THAT WILL BE IDENTIFIED IN THE PROSPECTUS IS A BROKER-DEALER. IF ONE OR MORE OF THE SELLING STOCKHOLDERS IS A BROKER-DEALER, PLEASE REVISE TO IDENTIFY EACH SUCH SELLING STOCKHOLDER AND TO DISCLOSE THAT EACH SUCH SELLING STOCKHOLDER IS AND UNDERWRITER. ALTERNATIVELY, IF ANY SELLING STOCKHOLDER WHO IS A BROKER-DEALER RECEIVED OR WILL RECEIVE ALL OF THE SHARES BEING REGISTERED ON ITS BEHALF AS COMPENSATION FOR UNDERWRITING ACTIVITIES, PLEASE SUPPLEMENTALLY IDENTIFY EACH SUCH SELLING STOCKHOLDER AND SUPPLEMENTALLY DESCRIBE THE NATURE OF THE TRANSACTIONS IN WHICH THOSE SHARES WERE ACQUIRED.

In response to this comment, the Company confirms that none of the selling stockholders identified in the Amended Form SB-2 are broker-dealers or affiliates of broker-dealers.

15.
PLEASE NOTE THAT IT IS OUR POSITION THAT ANY SELLING STOCKHOLDER WHO IS AN AFFILIATE OF A BROKER- DEALER MUST BE IDENTIFIED AS AN UNDERWRITER IN THE PROSPECTUS UNLESS THAT SELLING SHAREHOLDER REPRESENTS THAT IT PURCHASED THE SHARES BEING REGISTERED ON ITS BEHALF IN THE ORDINARY COURSE OF ITS BUSINESS AND, AT THE TIME OF THE PURCHASE OF THOSE SHARES, DID NOT HAVE ANY AGREEMENT OR UNDERSTANDING, DIRECTLY OR INDIRECTLY, WITH ANY PERSON TO DISTRIBUTE THOSE SHARES. PLEASE REVISE TO DISCLOSE, IF TRUE, THAT EACH SELLING SHAREHOLDER THAT IS AN AFFILIATE OF A BROKER-DEALER PURCHASED THE SHARES BEING REGISTERED ON ITS BEHALF IN THE ORDINARY COURSE OF ITS BUSINESS AND, AT THE TIME OF THE PURCHASE OF THOSE SHARES, DID NOT HAVE ANY AGREEMENT OR UNDERSTANDING, DIRECTLY OR INDIRECTLY, WITH ANY PERSON TO DISTRIBUTE THE SHARES. IF YOU ARE UNABLE TO MAKE THOSE STATEMENTS WITH RESPECT TO ONE OR MORE OF THOSE SELLING SHAREHOLDERS, PLEASE REVISE TO IDENTIFY THOSE SELLING SHAREHOLDERS AND TO DISCLOSE THAT THOSE SELLING SHAREHOLDERS ARE UNDERWRITERS IN CONNECTION WITH THIS REGISTRATION STATEMENT. FOR THE DEFINITION OF “AFFILIATE,” PLEASE REFER TO RULE 405 OF REGULATION C.

In response to this comment, please see the Company’s response to comment 14.

PLAN OF DISTRIBUTION, PAGE 13

16.
WE REFER TO YOUR STATEMENT THAT “THE SELLING STOCKHOLDERS AND ANY BROKER-DEALERS WHO EXECUTE SALES FOR THE SELLING STOCKHOLDERS WILL BE DEEMED TO BE AN “UNDERWRITER” WITHIN THE MEANING OF THE SECURITIES ACT IN CONNECTION WITH SUCH SALES.” PLEASE REVISE YOUR DISCLOSURE TO INDICATE WHY YOU HAVE DETERMINED THAT THE SELLING STOCKHOLDERS ARE UNDERWRITERS AS DEFINED BY SECTION 2(A)(11) OF THE SECURITIES ACT.

In response to this comment, please see the revised disclosure under the heading “Plan of Distribution” on page 15 of the Amended Form SB-2.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, PAGE 14

17.
ON THE LAST PAGE OF THE REGISTRATION STATEMENT, UNDER GRAHAM ALEXANDER’S FIRST SIGNATURE, YOU STATE THAT GRAHAM ALEXANDER’S TITLE IS PRESIDENT AND CHIEF EXECUTIVE OFFICER. ALSO ON THE LAST PAGE OF THE REGISTRATION STATEMENT, UNDER GRAHAM ALEXANDER’S SECOND SIGNATURE, YOU STATE THAT HIS TITLE IS CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER, PRESIDENT, SECRETARY AND TREASURER.

O’Neill Law Group PLLC	5
United States Securities and Exchange Commission
Attention: Mr. David H. Roberts, Staff Attorney

PLEASE REVISE THESE DISCLOSURES SO THAT GRAHAM ALEXANDER’S COMPLETE TITLE IS LISTED CONSISTENTLY THROUGHOUT THE DOCUMENT.

In response to this comment, the Company has revised the disclosure in the Amended Form SB-2, as requested.

18.
IN YOUR DESCRIPTION OF GRAHAM G. ALEXANDER’S BUSINESS EXPERIENCE, YOU STATE THAT HE HAS WORKED FOR FUTURE SHOP SALES, CANACCORD CAPITAL CORPORATION AND GLOBAL SECURITIES CORPORATION. PLEASE STATE THE NATURE OF THESE BUSINESSES. IN ADDITION, PLEASE DISCLOSE WHERE HE IS CURRENTLY EMPLOYED.

In response to this comment, please see the revised disclosure on page 16 of the Amended Form SB-2 respecting Mr. Alexander’s employment history.

19.	YOU STATE THAT ANGELA MANETTA ATTENDED SFU. PLEASE DEFINE THE ACRONYM SFU. IN ADDITION, PLEASE DISCLOSE WHO EMPLOYS MS. MANETTA.

In response to this comment, please see the revised disclosure on page 17 of the Amended Form SB-2 respecting Ms. Manetta’s employment history.

COMPENSATION, PAGE 15

20.
IN THE SECOND PARAGRAPH, YOU STATE THAT MS. MANETTA AGREED TO PROVIDE YOU WITH CONSULTING SERVICES IN CONSIDERATION “OF $1,800 PER MONTH AND AT A RATE OF $200 THEREAFTER.” PLEASE REVISE TO STATE THE DATE THAT THE $200 MONTHLY RATE BEGINS.

In response to this comment, please see the revised disclosure under the heading “Compensation” on page 17 of the Amended Form SB-2.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 16

21.	IN THE TOP SECTION OF THE SECURITY OWNERSHIP TABLE, YOU STATE THAT GRAHAM ALEXANDER OWNS 52.9% OF YOUR COMMON STOCK. PLEASE ADVISE OR REVISE.

In response to this comment, please see the revised Security Ownership Table on page 18 of the Amended Form SB-2.

INTEREST OF NAMED EXPERTS AND COUNSEL, PAGE 18

22.
YOU NOTE THAT “[N]O EXPERT OR COUNSEL NAMED IN THIS PROSPECTUS...IS TO RECEIVE, IN CONNECTION WITH THE OFFERING, A SUBSTANTIAL INTEREST, DIRECT OR INDIRECT, IN RANCHO OR ANY OF ITS SUBSIDIARIES.” THE USE OF “SUBSTANTIAL” IN THIS INSTANCE IS TOO VAGUE AND ABSTRACT. PLEASE REVISE YOUR DISCLOSURE TO STATE WHETHER ANY EXPERT OR COUNSEL RECEIVED AN INTEREST IN YOU, VALUED OVER $50,000, IN CONNECTION WITH YOUR OFFERING. REFER TO ITEM 509 OR REGULATION S-B.

In response to this comment, the Company has revised the Amended Form SB-2, as requested.

DESCRIPTION OF BUSINESS, PAGE 20

23.
PLEASE SUPPLEMENTALLY INFORM US IF YOU HAVE A WEBSITE, AND IF YOU DO, TELL US THE ADDRESS OF THE WEBSITE. ALSO, IF YOU HAVE A WEBSITE PLEASE CONSIDER DISCLOSING THE ADDRESS OF YOUR WEBSITE IN THIS SECTION.

In response to this comment, the Company does not have a website.

O’Neill Law Group PLLC	6
United States Securities and Exchange Commission
Attention: Mr. David H. Roberts, Staff Attorney

24.
PLEASE REDUCE YOUR RELIANCE ON DEFINED TERMS IN THIS SECTION. MANY OF THE TERMS THAT YOU HAVE DEFINED, SUCH AS “TENANTS,” “UNITS,” “MEXICO PROPERTY,” “PURCHASE AGREEMENT,” AND “VENDOR” ARE EITHER EASILY UNDERSTOOD WITHOUT DEFINITION OR, IN THE CASE OF “VENDOR,” ARE POTENTIALLY CONFUSING TO INVESTORS.

In response to this comment, the Company has revised the Amended Form SB-2, as requested.

IN GENERAL, PAGE 20

25.
YOU STATE THAT YOU “HAVE ACQUIRED REAL PROPERTY LOCATED IN SOLIDARIDAD, MEXICO ON WHICH [YOU] ARE CONSTRUCTING CABANAS AND A RECEPTION AREA.” PLEASE REVISE TO DISCLOSE WHAT PERCENTAGE OF THE CONSTRUCTION REMAINS AND THE COST OF THE CONSTRUCTION TO DATE. IN CONNECTION WITH THIS, PLEASE SPECIFY THE TYPE OF WORK THAT HAS NOT BEEN COMPLETED AND WHETHER THE COMPANY IS DIRECTLY INVOLVED IN THE COMPLETION OF THIS WORK OR WHETHER IT HAS EMPLOYED THIRD-PARTY CONTRACTORS, PLEASE DISCLOSE THE MATERIAL TERMS OF THE AGREEMENTS WITH THE CONTRACTORS.

In response to this comment, please see the revised disclosure under the heading “In General” on page 21 of the Amended Form SB-2.

26.
YOU STATE THAT YOU “PLAN TO EARN REVENUES FROM MANAGEMENT SERVICES PROVIDED TO THE APARTMENT UNITS BEING CONSTRUCTED.” PLEASE REVISE TO STATE WHAT PERCENTAGE OF THE CONSTRUCTION REMAINS ON THE APARTMENT UNITS AND THE ESTIMATED TIME OF COMPLETION AND WHETHER YOU ARE OBLIGATED, IN ANY WAY, TO FUND A PORTION OR ALL OF THESE COSTS.

In response to this comment, please see the revised disclosure under the heading “In General” on page 21 of the Amended Form SB-2.

27.
YOUR STATEMENT THAT YOUR BUSINESS PLAN GOING FORWARD IS TO ACHIEVE “LONG-TERM CAPITAL GAINS” IMPLIES THAT YOU INTEND TO PURCHASE PROPERTIES AND THEN SELL THEM AT A LATER DATE. IF SO, PLEASE DISCLOSE THIS AND INDICATE WHAT TIMEFRAME YOU WOULD EXPECT TO HOLD INDIVIDUAL PROPERTIES THAT YOU ACQUIRE.

In response to this comment, the Company has revised its business plan disclosure to remove the reference to “long term capital gains” as the Company’s current intention is primarily to acquire and develop income producing properties.

28.
PLEASE REVISE TO DISCUSS IN FURTHER DETAIL WHAT TYPE OF “MANAGEMENT SERVICES” YOU WILL PROVIDE AND WHETHER YOU HAVE ENTERED INTO A MANAGEMENT AGREEMENT WITH THE OWNER OF THE PROPERTIES YOU INTEND TO MANAGE. IF NO MANAGEMENT AGREEMENT HAS BEEN ENTERED INTO, PLEASE DISCLOSE YOUR BASIS FOR STATING THAT YOU WILL PROVIDE THESE SERVICES AND YOUR ESTIMATES REGARDING THE FEES YOU WILL RECEIVE IN EXCHANGE FOR PROVIDING THESE SERVICES.

In response to this comment, please see the revised disclosure on page 21 of the Amended Form SB-2 and the Company’s response to comment 29.

29.
IN LIGHT OF THE FACT THAT YOU HAVE NO EMPLOYEES AND HAVE NO PLANS TO ADD ANY EMPLOYEES DURING THE NEXT TWELVE MONTHS, PLEASE EXPLAIN HOW YOU INTEND TO PROVIDE MANAGEMENT SERVICES TO THE PROPERTIES ADJOINING YOUR PROPERTY. WE NOTE, FOR EXAMPLE, THAT YOUR OFFICES ARE LOCATED IN BRITISH COLUMBIA. IF THE MANAGEMENT SERVICES WILL BE PERFORMED THROUGH AGREEMENTS WITH THIRD PARTIES, PLEASE DISCUSS THE ANTICIPATED COSTS ASSOCIATED WITH SUCH AN ARRANGEMENT.

In response to this comment, the Company has engaged an independent contractor for the provision of property maintenance, gardening and security services on the property at a rate of $400 per month. The

O’Neill Law Group PLLC	7
United States Securities and Exchange Commission
Attention: Mr. David H. Roberts, Staff Attorney

Company is currently seeking to hire an additional contractor to provide property management services, which include reception, greeting and general bookkeeping services, at a rate of $800 to $900 per month to the condominium development on the adjoining property once it is completed.

ACQUISITION OF SOLIDARIDAD PROPERTY, PAGE 20

30.
ON PAGE F-9, YOU STATE THAT YOU PAID $25,669 OF THE $30,000 OWED TO THE VENDOR AS OF NOVEMBER 30, 2004. IN THIS SECTION, YOU NOTE THAT YOU “MADE A PAYMENT OF $30,000 TO THE VENDOR.” PLEASE CLARIFY WHETHER YOU HAVE PAID THE VENDOR THE FULL $30,000.

In response to this comment, the Company has revised the disclosure on page 22 of the Amended Form SB-2 to disclose that the vendor has received $30,000 in total.

31.
ON PAGE 22, YOU STATE THAT YOU WILL PROVIDE MANAGEMENT SERVICES FOR $10 PER NIGHT AND MAINTENANCE, SECURITY AND GARDENING SERVICES FOR $250 PER UNIT PER MONTH. IN THIS SECTION, YOU STATE THAT YOU “WILL PROVIDE SECURITY, PROPERTY MANAGEMENT SERVICES, MAINTENANCE AND GARDENING SERVICES FOR THE MEXICO PROPERTY FOR A FEE OF $250 PER UNIT PER MONTH.” PLEASE REVISE TO EXPLAIN HOW THE MANAGEMENT SERVICES UNDER EACH OF THE BULLET POINTS DIFFERS.

In response to this comment, the Company has revised the disclosure on page 24 of the Amended Form SB-2 to clarify that the Company will provide security, maintenance and gardening services for a fee of $250 per unit per month.

32.
IN THE LAST FULL PARAGRAPH, YOU STATE THAT “[U]NDER MEXICAN LAW WE OWN THE RIGHT TO POSSESS AND MAKE USE OF THE MEXICO PROPERTY BUT DO NOT OWN TITLE TO THE PROPERTY UNTIL A LEGAL SURVEY IS COMPLETED BY THE MEXICAN GOVERNMENT.” PLEASE REVISE TO CLARIFY WHETHER YOUR PAYMENT TO THE VENDOR FOR THE MEXICO PROPERTY IS A ONE-TIME FEE FOR THE LAND USE RIGHTS OR WHETHER ADDITIONAL PAYMENTS WILL BE DUE TO THE GOVERNMENT. PLEASE REVISE TO DESCRIBE YOUR LAND USE RIGHTS AND ANY LIMITATIONS ON YOUR USE OF THE PROPERTY OR THE RIGHT TO CONVEY OR TRANSFER YOUR RIGHTS. FINALLY, PLEASE REVISE TO DISCLOSE THE ANTICIPATED TIMING OF THE LEGAL SURVEY BY THE MEXICAN GOVERNMENTS.

In response to this comment, please see the revised disclosure on page 22 of the Amended Form SB-2 under the heading “Acquisition of Solidaridad Property”.

PROPERTY DESCRIPTION, PAGE 21

33.	PLEASE REVISE TO CLEARLY INDICATE YOUR PROPERTY’S LOCATION ON THE MAP, AS WELL AS THE LOCATION OF THE ADJOINING PROPERTY TO WHICH YOU WILL PROVIDE MANAGEMENT SERVICES.

In response to this comment, the Company has revised the map of the Company’s property on page 23 of the Amended Form SB-2, as requested.

REVENUE, PAGE 22

34.
PLEASE CLARIFY HOW YOU DETERMINED THE ESTIMATED AMOUNT OF THE FEES LISTED ON THE TOP OF PAGE 22. IN ADDITION, WE NOTE THAT YOUR TOTAL FIGURE ASSUMES THAT RENTAL REVENUES WILL BE GENERATED EACH NIGHT. IT IS NOT CLEAR WHAT BASIS YOU HAVE TO ASSUME THAT YOU WILL RECEIVE RENTAL REVENUES EACH NIGHT. IF THIS CONCLUSION IS BASED ON A SURVEY CONDUCTED BY MANAGEMENT REGARDING OCCUPANCY RATES OF SIMILAR PROPERTIES IN THE AREA, PLEASE DISCLOSE THIS. IF NOT, THE INCLUSION OF THESE FIGURES MAY CONSTITUTE A PROJECTION THAT MUST BE SUPPORTED BY A REASONABLE BASIS. PLEASE SEE ITEM 10 OF REGULATION S-B.

In response to this comment, the Company has revised the table of projected revenue streams under the heading “Revenue” on page 24 of the Amended Form SB-2 to disclose that the rental of two cabanas and the

O’Neill Law Group PLLC	8
United States Securities and Exchange Commission
Attention: Mr. David H. Roberts, Staff Attorney

provision of management services to each of the nine units assumes a 50% occupancy rate each night, based on a survey by management of local occupancy rates.

35.
SIMILARLY, WE NOTE YOUR STATEMENT THAT THE TOTAL FEES ASSUMES THE RECEIPT OF MANAGEMENT FEES EACH NIGHT. PLEASE REVISE THE PROSPECTUS TO INDICATE WHETHER MANAGEMENT FEES WILL BE RECEIVED ONLY IF THE UNITS ARE OCCUPIED OR WHETHER MANAGEMENT FEES WILL BE BASED ON FIXED MONTHLY OR ANNUAL FEES.

In response to this comment, the Company has revised the table of projected revenue streams under the heading “Revenue” on page 24 of the Amended Form SB-2, to disclose that the fees for management services are to be received each night based on occupancy and the fees for maintenance, security and gardening services for the nine units will be based on a fixed monthly basis irrespective of occupancy.

36.
IT IS NOT CLEAR HOW YOU HAVE DETERMINED THAT YOU CAN EXPECT TO RECEIVE $6,600 FOR THE SERVICES LISTED AND WHETHER THE $6,600 FIGURE IS MEANT TO REPRESENT A MONTHLY OR ANNUAL FIGURE. PLEASE REVISE ACCORDINGLY. AS PART OF YOUR REVISION, PLEASE DISCLOSE THE NUMBER OF UNITS AND CABANAS REPRESENTED.

In response to this comment, please see the revised table of projected revenue streams under the heading “Revenue” on page 24 of the Amended Form SB-2.

COMPETITION, PAGE 22

37.
PLEASE REVISE TO DISCLOSE YOUR COMPETITIVE POSITION AND METHODS OF COMPETITION FOR ALL ASPECTS OF YOUR BUSINESS. IN CONNECTION WITH THIS, PLEASE EXPLAIN YOUR CRITERIA AS TO WHAT CONSTITUTES A COMPETITOR. PLEASE REFER TO ITEM 101(B)(4) OF REGULATION S-B.

In response to this comment, please see the revised disclosure under the heading “Competition” on page 24 of the Amended Form SB-2.

GOVERNMENT REGULATION, PAGE 22

38.	PLEASE STATE YOUR COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS. REFER TO ITEM 101(B)(11) OF REGULATION S-B.

In response to this comment, please see the revised disclosure under the heading “Government Regulation” on page 24 of the Amended Form SB-2.

EMPLOYEES, PAGE 23

39.	PLEASE DISCLOSE THAT YOUR CONSULTING AGREEMENTS ARE WITH THE EXECUTIVE OFFICERS OF THE COMPANY.

In response to this comment, please see the revised disclosure under the heading “Employees” on page 25 of the Amended Form SB-2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 24

GENERAL

40.	PLEASE REVISE TO INCLUDE A DISCUSSION OF WHETHER YOUR BUSINESS WILL BE SUBJECT TO SEASONALITY. REFER TO ITEM 303(B)(1)(VII) OF REGULATION S-B.

O’Neill Law Group PLLC	9
United States Securities and Exchange Commission
Attention: Mr. David H. Roberts, Staff Attorney

In response to this comment, the Company is not required to include the disclosure respecting seasonality required under Item 303(b) of Regulation S-B because it has not generated any revenues from operations to date.

MILESTONES AND OBJECTIVES, PAGE 24

41.
WE NOTE YOUR STATEMENT THAT YOU PLAN TO PAY OUT $9,600 OVER THE NEXT 12 MONTHS IN CONSULTING FEES. HOWEVER, WE NOTE THAT YOUR CURRENT AGREEMENTS REQUIRE YOU PAY TO PAY $800 PER MONTH TO MR. ALEXANDER AS WELL AS $200 - $800 PER MONTH TO MS. MANETTA. PLEASE REVISE TO INCLUDE BOTH PAYMENTS IN THIS CHART.

In response to this comment, the Company has revised the table under the heading “Milestones and Objectives” on page 26 of the Amended Form SB-2 to disclose that the Company anticipates paying consulting fees of $12,000 over the next twelve months.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 25

42.	IF MATERIAL, DISCLOSE ANY KNOWN TRENDS, EVENTS OR UNCERTAINTIES THAT ARE REASONABLY LIKELY TO HAVE A MATERIAL IMPACT ON YOUR SHORT-TERM OR LONG-TERM LIQUIDITY. REFER TO ITEM 303 OF REGULATION S-B.

In response to this comment, the Company is not required to include the disclosure respecting any known trends, events or uncertainties required under Item 303(b) of Regulation S-B, because it has not generated any revenues from operations to date.

OFFICE LOCATION, PAGE 26

43.	PLEASE REVISE TO STATE WHETHER YOUR RENTAL AGREEMENT WITH YOUR PRESIDENT WAS NEGOTIATED AT ARMS LENGTH.

In response to this comment, please see the additional disclosure on page 29 of the Amended Form SB-2 under the heading “Office Location” and on page 30 under the heading “Certain Relationships and Related Transactions”.

INVESTMENT POLICIES, PAGE 27

44.
YOU STATE THAT YOUR “MOST SIGNIFICANT REAL ESTATE OPERATION IS THROUGH [YOUR] OWNERSHIP INTEREST IN THE MEXICO PROPERTY.” FROM THIS DISCLOSURE IT APPEARS THAT YOU HAVE REAL ESTATE OPERATIONS OTHER THAN YOUR OPERATIONS IN SOLIDARIDAD. PLEASE ADVISE OR REVISE AS NECESSARY.

In response to this comment, the Company has revised the disclosure on page 28 in the Amended Form SB-2 under the heading “Investment Policies,” to clarify that the Company’s Solidaridad property is currently its only real estate operation.

45.
PLEASE REVISE TO DESCRIBE YOUR POLICY WITH RESPECT TO INVESTING IN REAL ESTATE, INDICATING WHETHER YOUR POLICY MAY BE CHANGED BY THE DIRECTORS WITHOUT A VOTE OF SECURITY HOLDERS AND WHAT PERCENTAGE OF ASSETS YOU MAY INVEST IN ANY ONE PROPERTY. REFER TO ITEM 102(B) OF REGULATION S-B.

In response to this comment, please see the revised disclosure under the heading “Investment Policies” on page 28 of the Amended Form SB-2.

46.	PLEASE REVISE TO INDICATE ANY LIMITATIONS ON THE NUMBER OR AMOUNT OF MORTGAGES WHICH MAY BE PLACED ON YOUR PROPERTIES. REFER TO ITEM 102(B)(1) OF REGULATION S-B.

O’Neill Law Group PLLC	10
United States Securities and Exchange Commission
Attention: Mr. David H. Roberts, Staff Attorney

In response to this comment, please see the revised disclosure under the heading “Investment Policies” on page 28 of the Amended Form SB-2.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS, PAGE 28

RULE 144 SHARES, PAGE 28

47.	PLEASE REVISE TO DISCLOSE WHEN YOUR SHARES WILL BEGIN TO BECOME AVAILABLE FOR SALE UNDER RULE 144.

In response to this comment, please see the revised disclosure under the heading “Rule 144 Shares” on page 30 of the Amended Form SB-2.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS, PAGE 29

48.
YOU STATE THAT YOUR STOCK OPTION PLAN “IS ADMINISTERED BY OUR BOARD OF DIRECTORS OR BY A COMMITTEE OF TWO OR MORE NON-EMPLOYEE DIRECTORS APPOINTED BY THE BOARD OF DIRECTORS.” PLEASE REVISE TO STATE WHO IS CURRENTLY ADMINISTERING THE PLAN.

In response to this comment, the Company has revised the disclosure under the heading “2004 Stock Option Plan” on page 31 of the Amended Form SB-2 to clarify that the stock option plan is currently administered by the Company’s board of directors.

FINANCIAL STATEMENTS

GENERAL

49.	PLEASE CONTINUE TO MONITOR THE UPDATING REQUIREMENTS OF ITEM 310(G) OF REGULATION S-B.

In response to this comment, the Company is aware of the updating requirements of Item 310(g) of Regulation S-B and will update the Amended Form SB-2 accordingly.

STATEMENT OF CASH FLOWS, PAGE F-5

50.
WE NOTE IN FOOTNOTE 3 THAT THE CONSIDERATION GIVEN FOR THE PROPERTY CONSISTED OF CASH AND ACCOUNT AND NOTE PAYABLE TO THE SELLER. TO THE EXTENT THAT THIS TRANSACTION DID NOT RESULT IN CASH FLOWS, REVISE THE STATEMENT OF CASH FLOWS AS APPROPRIATE TO EXCLUDE THE NONCASH EFFECT OF THIS TRANSACTION AND REPORT IT IN ACCORDANCE WITH PARAGRAPH 32 OF SFAS 95.

In response to this comment, the Company’s auditor has revised the Statement of Cash Flows in the audited financial statements to exclude the non-cash effects of the property transaction.

2. SIGNIFICANT ACCOUNTING POLICIES

51.	INCLUDE A FOOTNOTE DETAILING YOUR FOREIGN CURRENCY ACCOUNTING POLICIES INCLUDING YOUR FUNCTIONAL CURRENCY, TRANSLATION AND FOREIGN CURRENCY TRANSACTIONS. REFER TO SFAS 52.

In response to this comment, the Company’s auditor has revised Note 2 of the audited financial statements to disclose the Company’s accounting policy respecting foreign currency translation. See Note 2(h) of the audited financial statements.

O’Neill Law Group PLLC	11
United States Securities and Exchange Commission
Attention: Mr. David H. Roberts, Staff Attorney

52.	REVISE THE NOTE TO DISCLOSE THAT YOU DO NOT OWN TITLE TO THE PROPERTY UNTIL A LEGAL SURVEY IS COMPLETED BY THE MEXICAN GOVERNMENT, AS DISCLOSED ON PAGE 20.

In response to this comment, please see the revised Note 3 to the audited financial statements.

LEGAL OPINION

53.
WE NOTE THAT THE LEGAL OPINION STATES THAT COUNSEL REVIEWED THE REGISTRATION STATEMENT “TO BE FILED” WITH THE COMMISSION. PLEASE HAVE COUNSEL REVISE ITS OPINION TO MAKE CLEAR THAT IT REVIEWED THE REGISTRATION STATEMENT, AS AMENDED, THAT WAS FILED WITH THE COMMISSION. FURTHER, TO THE EXTENT THAT COUNSEL LIMITS ITS OPINION TO A SINGLE FILING MADE WITH THE COMMISSION, IT WILL HAVE TO FILE UPDATED OPINIONS REFLECTING AMENDMENTS TO THE REGISTRATION STATEMENT.

In response to this comment, please see the revised legal opinion filed as Exhibit 5.1 to the Amended Form SB-2.

54.	PLEASE HAVE COUNSEL LIMIT ITS RELIANCE ON THE MATTERS INCLUDED IN THE OFFICER’S CERTIFICATE SO THAT IT IS CLEAR THAT IT RELIED SOLELY ON FACTUAL, NOT LEGAL, MATTERS.

In response to this comment, please see the revised legal opinion filed as Exhibit 5.1 to the Amended Form SB-2.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Stephen F.X. O’Neill”

STEPHEN F.X. O'NEILL

SON/clk

Enclosures

cc:	Rancho Santa Monica Developments Inc. Attn: Mr. Graham Alexander, President